Exhibit 99.3

Western Copper and Gold Corporation
(Formerly Western Copper Corporation)
(An exploration stage company)

Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Western Copper and Gold Corporation (the “Company”) have been prepared by management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment.

Management maintains an appropriate system of internal control to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, and proper records are maintained. Further information on the Company’s internal control over financial reporting and its disclosure controls is available in management’s report on internal control, which follows.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, have audited the Company’s consolidated financial statements on behalf of the shareholders and their report follows.

March 22, 2012

/s/ Julien François	/s/ Dale Corman
Chief Financial Officer	Chief Executive Officer

Management’s Report on Internal Control over Financial Reporting

The management of Western Copper and Gold Corporation (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework.

During the year ended December 31, 2011, and to the date of this report, there has been no change to internal controls that would have a material effect on internal controls over financial reporting.

Based on our assessment, management has concluded that, as at December 31, 2011, the Company‘s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the Audit Committee has agreed that taking into account the present stage of the Company’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

The effectiveness of the Company’s internal control over financial reporting has been audited by the independent auditors, PricewaterhouseCoopers LLP, as stated in their attestation report, which is included herein.

March 22, 2012

/s/ Julien François	/s/ Dale Corman
Chief Financial Officer	Chief Executive Officer

March 22, 2012

Independent Auditor’s Report

To the Shareholders of Western Copper and Gold Corporation

We have completed an integrated audit of Western Copper and Gold Corporation’s (the “Company”) December 31, 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2011 and an audit of its December 31, 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Western Copper and Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the years ended December 31, 2011 and December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Western Copper and Gold Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Western Copper and Gold Corporation’s internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2011 a material weakness, relating to a lack of segregation of duties in the financial accounting process was identified, as described in Management’s Report on Internal Control over Financial Reporting.

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2011 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2011 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

We do not express an opinion or any form of assurance on management’s conclusion as to whether the hiring of additional staff is warranted as included in Management’s Report on Internal Control over Financial Reporting.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		December 31, 2011	December 31, 2010	January 1, 2010
		$	$	$
ASSETS	Note
Cash and cash equivalents	-	1,363,136	1,630,698	3,436,131
Short-term investments	5	8,102,432	22,006,197	10,231,048
Other assets	-	452,289	188,552	128,547
CURRENT ASSETS		9,917,857	23,825,447	13,795,726
Reclamation bond	-	-	80,300	80,300
Property and equipment	-	82,057	141,383	209,506
Exploration and evaluation	6	42,114,531	73,402,621	60,863,104
ASSETS		52,114,445	97,449,751	74,948,636
LIABILITIES
Accounts payable and accrued liabilities	-	1,192,197	1,240,539	1,097,409
Flow-through share premium	17	-	-	685,000
CURRENT LIABILITIES		1,192,197	1,240,539	1,782,409
Deferred income tax	14	-	1,945,136	-
LIABILITIES		1,192,197	3,185,675	1,782,409
SHAREHOLDERS’ EQUITY
Share capital	7	103,747,315	99,352,358	77,772,857
Contributed surplus	-	29,348,559	29,271,320	25,715,857
Deficit	-	(82,173,626)	(34,359,602)	(30,322,487)
SHAREHOLDERS’ EQUITY		50,922,248	94,264,076	73,166,227
LIABILITIES AND SHAREHOLDERS’ EQUITY		52,114,445	97,449,751	74,948,636

Commitments	11

Approved by the Board of Directors

/s/ Robert J. Gayton	Director	/s/ Robert Byford	Director

The accompanying notes are an integral part of these financial statements	- 7 -

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31,		2011	2010
		$	$
	Note
CORPORATE EXPENSES
Accounting and legal	-	328,142	173,422
Filing and regulatory fees	-	246,569	80,882
Office and administration	-	2,617,657	2,116,235
Shareholder communication	-	584,790	462,391

LOSS BEFORE TAXES AND OTHER ITEMS	10	3,777,158	2,832,930

OTHER ITEMS
Plan of arrangement costs	4	681,036	-
Foreign exchange	-	3,180	1,735
Interest income	-	(245,054)	(57,686)
Loss on distribution	4	19,734,629	-

LOSS BEFORE TAXES		23,950,949	2,776,979

Income tax expense (recovery)	14	(1,945,136)	1,260,136

LOSS AND COMPREHENSIVE LOSS		22,005,813	4,037,115

BASIC AND DILUTED LOSS PER SHARE		0.24	0.05

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		92,505,747	81,128,926

The accompanying notes are an integral part of these financial statements	- 8 -

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31,		2011	2010
		$	$
Cash flows provided by (used in)	Note
OPERATING ACTIVITIES
Loss and Comprehensive Loss	-	(22,005,813)	(4,037,115)
ITEMS NOT AFFECTING CASH
Amortization	-	4,616	13,417
Donation of common shares	7	-	117,900
Income tax expense (recovery)	14	(1,945,136)	1,260,136
Share-based payments	9	1,374,832	416,877
Loss on distribution	4	19,734,629	-
ITEMS NOT AFFECTING CASH		19,168,941	1,808,330
Change in non-cash working capital items	-	(138,352)	(110,363)
OPERATING ACTIVITIES		(2,975,224)	(2,339,148)
FINANCING ACTIVITIES
Issuance of common shares and warrants	7	-	23,018,975
Share issuance costs	7	(317,715)	(1,384,514)
Exercise of warrants	8	-	2,455,000
Exercise of stock options	8	2,728,084	694,743
Distribution pursuant to plan of arrangement	4	(4,500,000)	-
FINANCING ACTIVITIES		(2,089,631)	24,784,204
INVESTING ACTIVITIES
Redemption (purchase) of short-term investments	-	13,900,000	(11,775,000)
Mineral property expenditures	-	(9,102,707)	(12,475,489)
INVESTING ACTIVITIES		4,797,293	(24,250,489)
DECREASE IN CASH AND CASH EQUIVALENTS		(267,562)	(1,805,433)
Cash and Cash Equivalents – Beginning		1,630,698	3,436,131
CASH AND CASH EQUIVALENTS - ENDING		1,363,136	1,630,698

The accompanying notes are an integral part of these financial statements	- 9 -

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

JANUARY 1, 2010	79,275,036	77,772,857	25,715,857	(30,322,487)	73,166,227

Common share donation	90,000	117,900	-	-	117,900
Share issuance costs	-	(2,217)	-	-	(2,217)
Public financing	9,395,500	23,018,975	-	-	23,018,975
Share issuance costs	-	(1,700,012)	-	-	(1,700,012)
Warrants	-	(4,476,983)	4,476,983	-	-
Exercise of warrants	1,964,000	2,455,000	-	-	2,455,000
Transfer of warrant value	-	736,400	(736,400)	-	-
Exercise of stock options	763,300	694,743	-	-	694,743
Transfer of stock option value	-	735,695	(735,695)	-	-
Share-based payments	-	-	550,575	-	550,575
Loss and comprehensive loss	-	-	-	(4,037,115)	(4,037,115)

DECEMBER 31, 2010	91,487,836	99,352,358	29,271,320	(34,359,602)	94,264,076

Exercise of stock options	1,514,667	2,728,084	-	-	2,728,084
Transfer of stock option value	-	1,666,873	(1,666,873)	-	-
Share-based payments	-	-	1,744,112	-	1,744,112
Fair value of distributed assets	-	-	-	(25,808,211)	(25,808,211)
Loss and comprehensive loss	-	-	-	(22,005,813)	(22,005,813)
DECEMBER 31, 2011	93,002,503	103,747,315	29,348,559	(82,173,626)	50,922,248

The accompanying notes are an integral part of these financial statements	- 10 -

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (“Western” or the “Company”), formerly Western Copper Corporation, is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada.

The Company is incorporated in British Columbia, Canada. Its head office is located at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia.

The Company may have to raise additional funds to complete the exploration and development of its mineral property. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

	a.	Summary of significant accounting policies

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in compliance with IFRS. Subject to certain transition elections and exceptions disclosed in note 17, the Company has consistently applied the accounting policies used in the preparation of its opening IFRS balance sheet as at January 1, 2010 throughout all periods presented, as if these policies had always been in effect. Note 17 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statement for the year ended December 31, 2010 prepared under Canadian GAAP.

The policies applied in these annual consolidated financial statements are based on IFRS issued and outstanding as of March 22, 2012, the date the Board of Directors approved these financial statements.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

	b.	Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, the fair value of assets distributed pursuant to the plan of arrangement, allocation of financing proceeds, and income and mining taxes. Differences may be material.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale or partial disposal.

The estimated cash flows used to assess recoverability of the Company’s exploration and evaluation asset carrying value are developed using management’s projections for long-term average copper, gold and molybdenum prices, recoverable reserves, operating costs, capital expenditures, reclamation costs, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment when using them to assess mineral property recoverability.

3.	ACCOUNTING POLICIES

	a.	Summary of significant accounting policies

These consolidated financial statements have been prepared under the historical cost convention. The Company’s principal accounting policies are outlined below:

(i) Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

(ii) Presentation currency

The Company’s presentation currency is the Canadian dollar (“$”). The functional currency of Western and its significant subsidiaries is the Canadian dollar.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

(iii)	Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (“foreign currencies”) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

(iv)	Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2 - Share-based Payments. The fair value of such awards is calculated using the Black-Scholes option pricing model. These costs are charged to the statement of loss or, if appropriate, are capitalized to exploration and evaluation assets over the stock option vesting period with an offsetting entry to contributed surplus. The Company’s allocation of share-based payments is consistent with its treatment of other types of compensation for each recipient.

If the stock options are exercised, the value attributable to the stock options is transferred to share capital.

(v)	Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to the previous year.

Deferred taxes are recorded using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (i.e. timing differences). Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on either the same taxable entity or different entities that intend to settle their current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(vi)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of all stock options and warrants, if dilutive.

(vii)	Long-lived assets

	1.	Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed into commercial production, deferred costs will be depleted using the units-of-production method.

The Company classifies its mineral properties as exploration and evaluation assets until technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the exploration and evaluation assets are transferred to property and equipment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

	2.	Property and equipment

Property and equipment are depreciated using the straight-line method based on their estimated useful lives, which range from three to five years.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.

The depreciation method, useful life and residual values of property and equipment are assessed annually.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

3.	Impairment

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash- generating unit, exceeds its recoverable amount. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Impairment losses are recognized on the statement of loss.

4.	Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

(viii)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(ix)	Short-term investments

Short-term investments are investments which are transitional or current in nature, with an original maturity date greater than three months, but no more than one year from the date of acquisition.

(x)	Related party transactions

Related party transactions are measured at fair value.

(xi)	Valuation of equity units issued as part of a financing

The Company has adopted a pro-rata basis method for the measurement of shares and warrants issued as units in financing arrangements. The pro-rata basis method requires that gross proceeds and related share issuance costs be allocated to the common shares and the warrants based on the relative fair value of each component.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

The fair value of the common shares is based on the closing price on the closing date of the transaction and the fair value of the warrants is determined on the closing date of the transaction using the Black-Scholes option pricing model.

The fair value attributed to the warrants is recorded as contributed surplus. If the warrants are exercised, the value attributable to the warrants is transferred to share capital.

(xii)	Flow-through common shares

The issuance of flow-through common shares of the Company results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares being transferred to the purchasers of the shares. Under IFRS, on issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium investors pay for the flow-through feature, which is recognized as a liability, and share capital. As the related exploration expenditures are incurred, the Company derecognizes the liability and recognizes a related income tax recovery.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

(xiii)	Distribution of non-cash assets to shareholders

Any gain or loss on the distribution of non-cash assets to shareholders is determined as the difference between the fair value of the proceeds and the carrying value of the distributed assets on the date of the transaction. The gain or loss is recognized in the statement of loss. The fair value of the proceeds is also charged directly to deficit.

(xiv)	Financial instruments

	1.	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses using the effective interest rate method. Interest income is recognized by applying the effective interest rate.

The Company has classified cash and cash equivalents, short-term investments, and its reclamation bond as “Loans and receivables”.

	2.	Other financial liabilities

Other financial liabilities are initially recognized at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest rate method.

The Company has classified accounts payable and accrued liabilities as other financial liabilities.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

	(xv)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

b.	Recent accounting pronouncements

Unless otherwise stated, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company has not yet assessed the impact of these standards and amendments or determined whether it will adopt them earlier than the effective dates.

	(i)	IFRS 9 - Financial instruments: Classification and Measurement is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39 -

Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through the statement of loss. This standard is effective for years beginning on or after January 1, 2015.

(ii)

IFRS 10 – Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

(iii)

IFRS 11 – Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionally consolidate or equity account for interest in joint ventures. IFRS 11 supersedes IAS 31 – Interest in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-monetary Contributions by Venturers.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

(iv)

IFRS 12 – Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangement, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

(v)

IFRS 13 – Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

(vi)

There have been amendments to existing standards, including IAS 27 – Separate Financial Statements (“IAS 27”), and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13.

4.	PLAN OF ARRANGEMENT

On October 17, 2011, Western Copper Corp. (“Western Copper”) completed a plan of arrangement (the “Arrangement”) involving Western Copper and two of its subsidiaries formed on August 3, 2011 for the purposes of the Arrangement: Copper North Mining Corp. (“Copper North”), and NorthIsle Copper and Gold Inc. (“NorthIsle”). Pursuant to the Arrangement, Western Copper transferred the Carmacks Copper Project, the Redstone Project, and $2 million in cash to Copper North and the Island Copper property and $2.5 million in cash to NorthIsle in consideration for common shares of each respective company. Western Copper then changed its name to Western Copper and Gold Corp. (“Western”) and distributed the common shares of Copper North and NorthIsle to Western’s shareholders.

For each common share of Western Copper held as at the effective date of the Arrangement, each shareholder of Western Copper received one common share of Western, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle. Upon closing of the Arrangement, Copper North and NorthIsle were owned exclusively by existing Western Copper shareholders.

Holders of outstanding Western Copper warrants (“Warrants”) immediately prior to the effective date are entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant, one common share of Western, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the effective date. Western is entitled to receive 77% of the proceeds from each Warrant exercised. Upon the exercise of each Warrant, 13% of the proceeds will be payable to Copper North and 10% of the proceeds will be payable to NorthIsle.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

Each Western Copper stock option outstanding on the effective date (“Old Option”) was exchanged for one Western stock option (“New Option”), 0.5 of a NorthIsle stock option, and 0.5 of a Copper North stock option. The exercise price of a New Option equals that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the New Options have the same terms as the Old Options. The stock options granted by Copper North and NorthIsle as part of the Arrangement vested immediately. The expiry dates remain the same as the Old Options unless the stock option holder does not continue to participate in the respective company; in which case the stock options will expire on October 17, 2012.

The fair value of the distributed shares was determined by multiplying the amount of common shares distributed by the closing price of those common shares on October 24, 2011, the first day that NorthIsle and Copper North traded on the TSX Venture Stock Exchange.

The following is a summary of the fair value, carrying value, and resulting loss attributed to the transaction.

	Copper North	NorthIsle	Total

Number of common shares distributed	46,501,281	46,501,281	46,501,281
Closing price on October 24, 2011	$0.335	$0.22	$0.555

Fair value of common share distribution	$15,577,929	$10,230,282	$25,808,211

Distributed assets:	$	$	$
Carmacks	17,143,325	-	17,143,325
Redstone	9,346,398	-	9,346,398
Island Copper	-	14,553,117	14,553,117
Cash	2,000,000	2,500,000	4,500,000

Carrying value of distributed assets	28,489,723	17,053,117	45,542,840

LOSS ON DISTRIBUTION	12,911,794	6,822,835	19,734,629

5.	SHORT-TERM INVESTMENTS

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$

Principal	8,100,000	22,000,000	10,225,000
Accrued interest	2,432	6,197	6,048

	8,102,432	22,006,197	10,231,048

Short-term investments consist of Guaranteed Investment Certificates held with Canadian chartered banks. All certificates are redeemable in full or in part at the Company’s option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of acquisition of the investment. Short-term investments held at December 31, 2011 bear an interest rate of 1.37% .

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

6.	EXPLORATION AND EVALUATION ASSETS

	Canada
	Yukon		British	Northwest
			Columbia	Territories
	Casino	Carmacks	Island Copper	Redstone	TOTAL
	$	$	$	$	$

JANUARY 1, 2010	22,710,511	15,786,163	13,596,905	8,769,525	60,863,104

Advance royalty	-	100,000	-	-	100,000
Claims maintenance	25,151	210	-	65,099	90,460
Detailed engineering	-	48,940	-	-	48,940
Engineering studies	1,251,250	-	-	-	1,251,250
Exploration & camp support	6,187,151	-	29,101	252,643	6,468,895
Permitting	3,255,525	777,806	-	-	4,033,331
Salary & wages	269,290	143,653	-	-	412,943
Share-based payments	97,746	35,952	-	-	133,698

DECEMBER 31, 2010	33,796,624	16,892,724	13,626,006	9,087,267	73,402,621

Claims maintenance	4,509	3,045	5,219	2,110	14,883
Engineering studies	3,651,970	-	374,880	-	4,026,850
Exploration & camp support	1,744,774	14,905	299,201	243,882	2,302,762
Permitting	2,433,440	260,797	87,740	-	2,781,977
Reclamation obligation	-	(80,300)	-	-	(80,300)
Salary & wages	209,526	28,409	96,363	5,000	339,298
Share-based payments	273,688	23,745	63,708	8,139	369,280
Distributed to shareholders	-	(17,143,325)	(14,553,117)	(9,346,398)	(41,042,840)

DECEMBER 31, 2011	42,114,531	-	-	-	42,114,531

Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum property is located in Yukon, Canada.

Should it make a production decision, Western Copper is required to make a cash payment of $1 million. Production from the claims is also subject to a 5% net profits interest.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

7.	SHARE CAPITAL

	a.	Authorized share capital

Unlimited common shares without par value

Unlimited number of preferred shares without par value

	b.	Financing

On December 22, 2010, Western issued 9,395,500 units at a price of $2.45. Each unit comprised one common share and half of one warrant. Each whole warrant is exercisable for one common share of the Company at a price of $3.45 and expires on December 22, 2012. The agent was paid a cash commission equal to 6.0% of gross proceeds.

The fair value assigned to the warrants was $4,476,983. The fair value of the warrants was calculated using the Black-Scholes option pricing model and was based on the following assumptions:

Expected stock price volatility	114%
Expected term, in years	2.0
Average risk-free interest rate	1.66%
Expected dividend yield	-

c.	Donation of common shares

On February 19, 2010, Western issued and donated 90,000 common shares to the University of British Columbia. Western recorded a total of $117,900 as a donation expense on the donation date.

8.	WARRANTS AND STOCK OPTIONS

a.	Warrants

A summary of the Company’s warrants outstanding and the changes for the years then ended, is presented below:

	Number of	Weighted average
	Warrants	exercise price
		$
JANUARY 1, 2010	4,275,000	1.95

Issued	4,697,750	3.45
Exercised	(1,964,000)	1.25
Expired	(75,000)	1.25

DECEMBER 31, 2010	6,933,750	3.17

Expired	(86,000)	2.50

DECEMBER 31, 2011	6,847,750	3.18

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

Warrants outstanding are as follows:

Warrants outstanding,		Average
by exercise price	Number of	remaining
	warrants	contractual life
		years

$2.60	2,150,000	0.93
$3.45	4,697,750	0.98

DECEMBER 31, 2011	6,847,750	0.96

Pursuant to the Arrangement described in note 4, Western is only entitled to receive 77% of the exercise price from each warrant exercised.

b.	Stock options

Based on the stock option plan approved by the Company’s shareholders at the annual general meeting held on June 24, 2009, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At December 31, 2011, the Company could issue an additional 4,986,583 stock options under the terms of the plan.

A summary of the Company’s stock options outstanding and the changes for the years then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
JANUARY 1, 2010	4,136,834	1.39

Granted	970,000	1.05
Exercised	(763,300)	0.91
Expired	(100,000)	1.50
Forfeited	(40,200)	0.60

DECEMBER 31, 2010	4,203,334	1.41

Granted	1,675,000	3.11
Exercised	(1,514,667)	1.80
Expired	(16,666)	0.97
Forfeited	(33,334)	0.89
Cancelled on modification	(4,313,667)	1.94
Granted on modification	4,313,667	1.77

DECEMBER 31, 2011	4,313,667	1.77

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

Stock options outstanding are as follows:

Stock options outstanding,			Average
by exercise price	Number of	Weighted average	remaining
	Stock options	exercise price	contractual life
		$	years

$0.55 - 0.79	1,223,667	0.69	3.07
$1.14	695,000	1.14	1.02
$1.50 – 1.85	720,000	1.71	1.63
$2.84	1,675,000	2.84	4.54
DECEMBER 31, 2011	4,313,667	1.77	3.07

Of the total stock options outstanding, 2,050,886 were vested and exercisable at December 31, 2011. The weighted average exercise price of vested stock options is $1.14 and the average remaining contractual life is 1.73 years.

9.	SHARE-BASED PAYMENTS

Costs associated with share-based payments have been allocated to the following line items:

For the year ended December 31,	2011	2010
	$	$
STATEMENT OF LOSS

ADMINISTRATIVE EXPENSES
Office and administration	1,241,257	400,875
Shareholder communication	133,575	16,002
	1,374,832	416,877

BALANCE SHEET

EXPLORATION AND EVALUATION ASSETS
Casino	273,688	97,746
Carmacks	23,745	35,952
Island Copper	63,708	-
Redstone	8,139	-
	369,280	133,698

SHARE-BASED PAYMENTS	1,744,112	550,575

The fair value of share-based payments is determined at the time of grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

On October 17, 2011, the Company modified the exercise price of all outstanding stock options pursuant to the Arrangement described in note 4. All other terms remain the same.

The incremental fair value associated with the stock option modification was determined using the Black-Scholes option pricing model. The incremental value is the difference between the fair value of the stock options on October 17, 2011 at the original exercise price and the fair value of the stock options on October 17, 2011 at the new exercise price.

The incremental fair value of $187,923 will be amortized over the vesting period of each stock option. $133,293 was recognized on the transaction date. The remaining $54,630 in incremental fair value will be recognized over the remaining vesting period of each stock option along with the fair value assigned at the time of the original grant. The Company’s allocation of the incremental fair value is consistent with its treatment of other types of compensation for each recipient.

The following range of assumptions was used to calculate the incremental fair value of the modified stock options:

Market price per common share	$2.33
Expected option term (years)	0.24 - 4.91
Expected stock price volatility	81 - 101%
Average risk-free interest rate	1.0 – 1.5%
Expected dividend yield	-
Expected forfeiture rate	-

The following is a summary of stock options granted by the Company in 2010 and 2011 and the fair value assigned to each grant. The fair value was calculated using the Black-Scholes option pricing model and the following inputs and assumptions:

	September 14,	July 6,	November 4,	July 16	March 30,
Inputs and assumptions	2011	2011	2010	2010	2010

Stock options granted	200,000	1,475,000	100,000	770,000	100,000
Exercise price	$3.11	$3.11	$1.64	$0.86	$1.90

Market price	$2.94	$3.11	$1.64	$0.86	$1.90
Expected option term (years)	3.05	3.02	3.12	2.73	5.00
Expected stock price volatility	109%	114%	104%	118%	107%
Average risk-free interest rate	1.10%	1.82%	1.57%	1.82%	2.92%
Expected forfeiture rate	-	-	-	-	-
Expected dividend yield	-	-	-	-	-

FAIR VALUE ASSIGNED	$386,000	$3,141,750	$106,747	$448,430	$149,335

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

10.	CORPORATE EXPENSE PRESENTATION

Below is a summary of the Company’s corporate expenses presented by nature:

For the year ended December 31,	2011	2010
	$	$

Amortization	4,616	13,417
Filing and regulatory	246,569	80,882
Office costs	238,102	268,678
Other	9,588	133,494
Professional fees	328,142	173,422
Rent and utilities	181,374	219,303
Share-based payments	1,374,832	416,877
Shareholder communication and travel	356,465	379,379
Wages and benefits	1,037,470	1,147,478

	3,777,158	2,832,930

11.	COMMITMENTS

The Company has an agreement to lease its head office space until May 31, 2016. The total amount of payments remaining during the course of the agreement as at December 31, 2011 is $1,132,000. Of this amount, $242,000 is due within the next twelve months.

Commitments related to exploration and evaluation assets are described in note 6.

12.	RELATED PARTY TRANSACTIONS

The Company had related party transactions with Ravenwolf Resource Group Ltd. (“Ravenwolf”), a private company owned equally by Western, NorthIsle, and Copper North. Ravenwolf provides administration, accounting and other office services to its owners on a cost-recovery basis. The related party transactions incurred during the year were in the normal course of operations.

Amounts charged by Ravenwolf were categorized as follows:

For the year ended December 31,	2011	2010
	$	$

Office and administration	172,005	-
Shareholder communication	19,457	-
Exploration and evaluation assets	59,462	-
	250,924	-

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

Other assets of the Company include amounts receivable of $130,400 from Ravenwolf for advances made by Western to fund Ravenwolf’s working capital. This amount is non-interest bearing, unsecured and payable on demand.

The Company’s related parties also include its directors and officers. The remuneration of directors and officers during the period was as follows:

For the year ended December 31,	2011	2010
	$	$

Salaries and director fees	896,259	1,027,497
Share-based payments	1,238,971	425,902
	2,135,230	1,453,399

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the periods presented above.

13.	SEGMENTED INFORMATION

	a.	Operating segment

The Company’s operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada.

	b.	Geographic information

All interest income is earned in Canada and all assets are held in Canada.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

14.	INCOME TAXES

	a.	Rate reconciliation

The income tax expense or recovery reported by the Company differs from the amounts obtained by applying statutory rates to the loss before income tax. A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

For the year ended December 31,	2011	2010
Statutory tax rate	26.5%	28.5%
	$	$
Loss before taxes	23,950,949	2,776,979
Income tax recovery calculated at statutory rate	6,347,001	791,439
Non-deductible expenditures	(5,676,695)	(185,910)
Difference in current tax rate in other jurisdictions	1,387	-
Effect of future changes in tax rates	(37,941)	(86,807)
Tax benefits renounced	-	(2,810,655)
Unrecognized tax benefits	1,311,384	1,031,797
INCOME TAX RECOVERY (EXPENSE)	1,945,136	(1,260,136)

b.	Deferred income tax liability

Temporary differences arising from the difference between the tax basis and the carrying amount of the Company’s exploration and evaluation assets were eliminated as a result of the Arrangement described in note 4. As a result, the deferred income tax liability as at December 31, 2011 is $nil (December 31 2010 - $1,945,136, January 1, 2010 - $nil).

c.	Unrecognized deferred income tax asset

Future potential tax deductions that are not used to offset deferred income tax liabilities are considered to be unrecognized deferred income tax assets. The significant components of the Company’s unrecognized deferred income tax asset are as follows:

As at December 31,	2011	2010
	$	$

Mineral property interests	2,376,346	3,261,369
Non-capital losses	148,046	2,029,201
Property and equipment	141,630	78,192
Share issuance costs	332,843	456,466
UNRECOGNIZED DEFERRED INCOME TAX ASSET	2,998,865	5,825,228

The Company estimates that the realization of income tax benefits related to these deferred income tax assets is uncertain and cannot be considered to be more likely than not. Accordingly, no deferred income tax asset has been recorded.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

d.	Non-capital losses

The Company has incurred non-capital losses that may be carried forward and used to reduce taxable income of future years. These losses will expire as follows:

Expiry Date	2011
$

2031	590,812
Thereafter	-
NON-CAPITAL LOSSES	590,812

15.	CAPITAL MANAGEMENT

Western is a mineral exploration company with a primary focus of advancing its Casino Project towards production. Its principal source of funds is the issuance of common shares. The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

Western manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets. To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

To facilitate the management of its capital, Western prepares annual expenditure budgets and updates them as necessary, depending on various factors, many of which are beyond the Company’s control. The Board of Directors approves all annual budgets and subsequent updates.

The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by Canadian governments or by a Canadian chartered bank and that are redeemable in portion or in full at the Company’s option without penalty.

There was no change in the Company’s approach to capital management during the year. Western has no debt and does not pay dividends. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

16.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to credit, liquidity, currency, interest rate and market risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, other receivables, and accounts payable and accrued liabilities.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

a.	Market risk

The Company does not generate cash from its operating activities. Its principal source of funds is the issuance of common shares. It uses the capital raised from the issuance of its common shares to explore and develop its mineral properties with the goal of increasing the price of the Company’s common shares. Western’s common shares are publicly traded. As such, the price of its common shares is susceptible to factors beyond management’s control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should Western require funds during a time when the price of its common shares is depressed, the Company may be required to accept significant dilution to maintain enough liquidity to continue operations or may be unable to raise sufficient capital to meet its obligations.

b.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

c.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks.

d.	Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents and short- term investments in Canadian dollars. The Company did not have a material amount of financial instruments denominated in foreign currencies as at December 31, 2011 or December 31, 2010.

e.	Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments to the extent that the institutions that hold or issue those instruments cannot pay the interest earned on them by Western. Potential losses in interest income are not material.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

17.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

IFRS 1 – First-time Adoption of IFRS sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to deficit unless certain exemptions are applied. The Company has applied the following exemptions to its opening balance sheet:

	a.	Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 – Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after January 1, 2010.

	b.	Share-based payments

IFRS 1 permits first-time adopters to apply IFRS 2 – Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010, its date of transition to IFRS, which have been accounted for in accordance with Canadian GAAP.

IFRS use a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement, and disclosure. While adoption of IFRS has not changed the Company’s cash flows, it has resulted in changes to the Company’s balance sheet and statement of loss and comprehensive loss. In order to allow the users of the financial statements to better understand these changes, the Company has reconciled its Canadian GAAP balance sheet as at January 1, 2010 and December 31, 2010 and its statement of loss and comprehensive loss for the year ended December 31, 2010 to IFRS. The differences are explained in the analysis below.

c.	Deferred tax

Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Under Canadian GAAP, all of the deferred tax liability balance as at January 1, 2010 related to Western’s purchase of the Casino, Island Copper, and Redstone properties through the Company’s acquisition of Lumina Resources Corp. in 2006. As a result of implementing IFRS, the Company eliminated the deferred tax liability recorded on the acquisition, including any adjustments to the deferred tax liability balance since it was first recorded. Accordingly, Western also reduced the carrying value of its exploration and evaluation assets by $11.9 million.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

d.	Flow-through common shares and units

Under IFRS, the net proceeds from flow-through shares issued as a part of an equity unit are allocated on a pro-rata basis between the equity instruments issued as part of the financing and the implied premium paid by investors for the tax benefit they receive as a result of acquiring the flow- through shares. The calculated tax benefit is recognized as a liability until the Company incurs the related exploration expenditures, at which point the liability is reversed and recorded as a tax recovery on the statement of loss. Canadian GAAP does not recognize the fair value of any implied tax benefits.

Under IFRS, deferred tax relating to flow-through exploration expenditures is recognized as a tax expense on the statement of loss when those expenditures are incurred. Under Canadian GAAP, the deferred tax calculated on the renouncement of flow-through exploration expenditures reduced share capital.

Upon transition to IFRS, the Company adjusted the allocation of the net proceeds received from the two flow-through unit financings that it completed in 2009. As a result, a flow-through share premium of $685,000 was recognized at January 1, 2010. The allocation of net proceeds to the flow- through share premium decreased the amount allocated to the flow-through shares and to the warrants issued as part of the financing.

The transition to IFRS led to the recognition of a tax expense of $2.8 million during the year ended December 31, 2010 relating to the Company incurring flow-through exploration expenditures. This amount was partly recovered as a result of the recognition of previously unrecognized deferred tax assets.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

The Canadian GAAP balance sheet as at December 31, 2010 has been reconciled to IFRS as follows:

		December 31, 2010
		Canadian	Effect of
		GAAP	transition to IFRS	IFRS
Expressed in Canadian dollars		$	$	$
ASSETS	Ref
CURRENT ASSETS	-	23,825,447	-	23,825,447
RECLAMATION BOND	-	80,300	-	80,300
PROPERTY AND EQUIPMENT	-	141,383	-	141,383
EXPLORATION AND EVALUATION ASSETS	c	85,330,161	(11,927,540)	73,402,621
ASSETS		109,377,291	(11,927,540)	97,449,751
LIABILITIES
Accounts payable and accrued liabilities	-	1,240,539	-	1,240,539
CURRENT LIABILITIES		1,240,539	-	1,240,539
DEFERRED INCOME TAX	c,d	12,472,501	(10,527,365)	1,945,136
LIABILITIES		13,713,040	(10,527,365)	3,185,675
SHAREHOLDERS’ EQUITY
SHARE CAPITAL	d	97,086,083	2,266,275	99,352,358
CONTRIBUTED SURPLUS	d	29,411,940	(140,620)	29,271,320
DEFICIT	c,d	(30,833,772)	(3,525,830)	(34,359,602)
SHAREHOLDERS’ EQUITY		95,664,251	(1,400,175)	94,264,076
LIABILITIES + SHAREHOLDERS’ EQUITY		109,377,291	(11,927,540)	97,449,751

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

The Canadian GAAP balance sheet as at January 1, 2010 has been reconciled to IFRS as follows:

		January 1, 2010
		Canadian	Effect of
		GAAP	transition to IFRS	IFRS
Expressed in Canadian dollars		$	$	$
ASSETS	Ref
CURRENT ASSETS	-	13,795,726	-	13,795,726
RECLAMATION BOND	-	80,300	-	80,300
PROPERTY AND EQUIPMENT	-	209,506	-	209,506
EXPLORATION AND EVALUATION ASSETS	c	72,790,644	(11,927,540)	60,863,104
ASSETS		86,876,176	(11,927,540)	74,948,636
LIABILITIES
Accounts payable and accrued liabilities	-	1,097,409	-	1,097,409
Flow-through share premium	d	-	685,000	685,000
CURRENT LIABILITIES		1,097,409	685,000	1,782,409
DEFERRED INCOME TAX	c	9,661,846	(9,661,846)	-
LIABILITIES		10,759,255	(8,976,846)	1,782,409
SHAREHOLDERS’ EQUITY
SHARE CAPITAL	d	78,252,251	(479,394)	77,772,857
CONTRIBUTED SURPLUS	d	25,921,463	(205,606)	25,715,857
DEFICIT	c	(28,056,793)	(2,265,694)	(30,322,487)
SHAREHOLDERS’ EQUITY		76,116,921	(2,950,694)	73,166,227
LIABILITIES + SHAREHOLDERS’ EQUITY		86,876,176	(11,927,540)	74,948,636

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

The Canadian GAAP statement of loss and comprehensive loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

		For the year ended December 31, 2010
		Canadian	Effect of
		GAAP	transition to IFRS	IFRS
	Ref.	$	$	$
LOSS BEFORE TAXES		2,776,979	-	2,776,979
Income tax expense	c,d	-	1,260,136	1,260,136
LOSS AND COMPREHENSIVE LOSS		2,776,979	1,260,136	4,037,115
BASIC AND DILUTED LOSS PER SHARE		0.03		0.05
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		81,128,926		81,128,926